Mail Stop 3561

March 3, 2008

Patricia Gallup
Chairman and Chief Executive Officer
PC Connection, Inc.
Rt. 101A, 730 Milford Road
Merrimack, NH 03054

> **Re: PC Connection, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 28, 2007**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 30, 2007**
> **File No. 0-23827**

Dear Ms. Gallup:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2006 and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director